Hawker Underwriting Syndicate Members

Goldman, Sachs & Co.
Credit Suisse Securities (USA), LLC
Citigroup Global Markets, Inc.
Lehman Brothers Inc.
Daiwa Securities America, Inc.
GE Capital Markets, Inc.
Natexis Bleichroeder, Inc.
Scotia Capital (USA), Inc.
UBS Investment Bank